Reed Smith LLP 355 South Grand Ave. Suite 2900 Los Angeles, CA 90071 +1 213 457 8030 Fax +1 213 457 8080 reedsmith.com

May 31, 2012
BKF Capital Group, Inc.
225 NE Mizner Park Blvd., Suite 400
Boca Raton, FL 33432

RE:  Qualstar Corporation

Gentlemen:

    We have acted as special California counsel to BKF Capital Group, Inc. (“BKF”) in connection with BKF’s call for a special meeting of the shareholders of Qualstar Corporation (“Qualstar”) for June 20, 2012 (the “Special Meeting”) pursuant to Article II, Section 3 of Qualstar’s Bylaws and Section 600(d) of the California General Corporation Law (“CGCL”).

    Pursuant to BKF’s letter dated April 30, 2012 calling the Special Meeting, the business to be conducted at the Special Meeting includes approval by the shareholders of Qualstar of the removal from office of all incumbent directors of Qualstar.

    In connection with the conduct of the Special Meeting, we are of the opinion that:

1.
Under Section 303(a) of the CGCL, (a) the entire Board of Directors of Qualstar, or (b) subject to paragraph 2 below, any individual director of Qualstar, may be removed at the Special Meeting by the affirmative vote of a majority of the outstanding shares of Qualstar entitled to vote at the Special Meeting.

2.
Under Section 303(a)(1) of the CGCL, an individual director may not be removed at the Special Meeting (unless the entire Board is removed) when the votes cast against removal of such director would be sufficient to elect the director if voted cumulatively at an election in which the same total number of votes were cast and the entire number of directors authorized at the time of the director’s most recent election were then being elected, notwithstanding the fact that Qualstar has eliminated cumulative voting in the election of directors.

3.
As a result of the above-cited laws and the application of the cumulative voting standard to California corporations, unless the entire Board of Qualstar is removed at the Special Meeting, an individual director may not be removed at the Special Meeting if more than 14.285% of the shares voting at the Special Meeting are voted against removal of such director.

    This opinion letter is limited to the matters set forth above, and we render no opinion, whether by implication or otherwise, as to any other matters. This opinion letter speaks only as of the date hereof and we assume no obligation to update or supplement this opinion letter to reflect any facts or circumstances that arise after the date of this opinion letter and come to our attention, or any future changes in laws.

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BKF Capital Group, Inc. May 31, 2012 Page 2

    This opinion letter is solely for your benefit and may not be relied on by, nor may copies be delivered to, any other person without our prior written consent, except that you may deliver a copy of this opinion to the Staff of the Securities and Exchange Commission in connection with their review of the preliminary proxy statement on Schedule 14A and amendments thereto relating to the Special Meeting filed by BKF on May 17, 2012 (File No. 0-30083).

Sincerely,

REED SMITH LLP
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